NO ACT

DC
PE
1-4-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023942

Received SEC

JAN 3 1 2008

Washington, DC 20549

January 31, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Intel Corporation
Incoming letter dated January 4, 2008

Dear Mr. Mueller:

This is in response to your letter dated January 4, 2008 concerning the shareholder proposal submitted to Intel by The Great Neck Capital Appreciation LTD Partnership. We also have received letters on the proponent's behalf dated January 8, 2008 and January 23, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
FEB 0 6 2008
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2008 JAN -7 PM 4:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 4, 2008

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of The Great Neck Capital Appreciation LTD Partnership Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Stockholders' Meeting (collectively, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") received from The Great Neck Capital Appreciation LTD Partnership, naming John Chevedden as its designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company amend the Company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The Proposal also includes statements in support thereof (the "Supporting Statement") stating that "[s]hareholder control over timing [of special meetings] is especially important" and advocating the need for special meetings in order for stockholders to be able to consider matters such as "a takeover offer," and "a major acquisition or restructuring." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Alternatively, if the Staff declines to concur that the Proposal is excludable in its entirety on the bases described above, we respectfully request that the Staff concur in the exclusion under Rule 14a-8(i)(3) of a portion of the Supporting Statement that is materially false and misleading in violation of Rule 14a-9.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company To Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Potter, Anderson & Corroon LLP, attached hereto as Exhibit B (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate applicable Delaware law, including the Delaware General Corporation Law (the "DGCL").

The Proposal requests that the Board of Directors of the Company amend the Company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." Further, the Proposal cites the importance of "[s]hareholder control over timing" of special meetings and the need for special meetings to be held to consider "takeover offer[s]," "major acquisition[s]" and "restructuring[s]." However, Delaware law provides restrictions with respect to these same matters. Thus, as discussed below and as supported by the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate state law since the Proposal requests "no restriction" on the right of stockholders to call special meetings.

As discussed in the Delaware Law Opinion, "Because the General Corporation Law places standards on stockholders' ability to call special meetings, the Company is not free to ignore the 'standard allowed by applicable law' by adopting a bylaw with 'no restriction on the shareholder right to call a special meeting,' and, therefore, the bylaw requested by the Proposal would, by its own terms, violate Delaware law and would be invalid." Specifically, Delaware law limits the subject matter to be considered at special meetings of stockholders and the ability of stockholders to control the timing of special meetings. For example, the Supporting Statement argues that one reason for the Proposal is that "[s]hareholder control over timing is especially important." However, as stated in the Delaware Law Opinion, "under the proposed bylaw, stockholders could call a special meeting of stockholders to be held on less than 10 days' notice or more than 60 days' notice. This timing would violate Section 213(a) of the General Corporation Law, which requires that a record date for a stockholders meeting be not less than 10 days nor more than 60 days prior to the meeting date, as well as Section 222(b) of the General Corporation Law, which requires that notice of a stockholders meeting be given not less than 10 days nor more than 60 days prior to the meeting date." Thus, it would violate state law for the Company's Board to amend the Company's bylaws to provide "no restriction" on the timing of special meetings called by stockholders.

The Proposal also calls for the amendment of the Company's bylaws or other governing documents to enable a stockholder to call a meeting with "no restriction" on what the stockholder specifies as the purpose of the meeting, which would include even matters that are not a proper subject for stockholder action. The Supporting Statement specifically discusses the need to be able to call a special meeting for the purpose of considering "takeover offer[s]," "major acquisition[s]" and "restructuring[s]." As discussed in the Delaware Law Opinion, the Proposal is fundamentally inconsistent with Delaware law in that "the General Corporation Law in several instances mandates that board action on particular subjects occur *before* certain actions are submitted to stockholders. Among the matters in which Delaware law requires board action before stockholder action are what the Proposal's supporting statement refers to as 'takeover offers' in the form of merger proposals." Thus, the Proposal seeks to create rights that are inconsistent with the DGCL.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of stockholder proposals that requested the adoption of a bylaw or charter amendment that was invalid because it would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporation Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in DGCL Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every stockholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also The Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring stockholder approval be approved by a simple majority vote of shares since the proposal would conflict with provisions of the DGCL that require a vote of at least a majority of the outstanding shares on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the DGCL, which set forth certain requirements regarding the notice of, and the record date for, stockholder meetings).

The Proposal requests that the Company's Board act so that there is "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." However, Delaware law imposes certain restrictions on the procedures for calling, and the substance of, special meetings, none of which can be altered by the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate applicable state law.

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is impermissibly misleading and vague and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). In this regard, the Staff has permitted the exclusion of a variety of stockholder proposals, including proposals requesting amendments to a company's charter or bylaws. For example, in *Alaska Air Group Inc.* (avail. Apr. 11, 2007), the Staff concurred with the exclusion of a stockholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite." *See also Peoples Energy Corp.* (avail. Nov. 23, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

Moreover, the Staff has on numerous occasions concurred that a proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a stockholder proposal calling for the board of directors to compile a report "concerning the thinking of the [d]irectors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

While the Proposal is not a model of clarity, on its face it requests that the Company's Board of Directors amend the bylaws and any other appropriate governing documents to place "no restriction" on the right of stockholders to call special meetings, without regard to the requirements set forth in Delaware corporate law related to stockholders calling special meetings. This reading of the Proposal is supported by the references in the Supporting Statement to the need for stockholder control over the timing and subject matter of special meetings. If the Proponent intends another meaning of the Proposal, a close examination of the language of the Proposal and Supporting Statement does not make that meaning evident and only serves to demonstrate the vagueness of, and ambiguities in, the Proposal. For example, the

Proposal refers to "no restriction" on the "right" of stockholders to call special meetings "compared to the standard allowed by applicable law on calling a special meeting" is vague and misleading in a number of respects. First, under Delaware law, stockholders do not possess a "right" to call special meetings; only the board of directors is specifically granted the power to call special meetings. *See* DGCL, § 211(d). In addition, while Delaware law imposes some restrictions on stockholders' ability to call special meetings (as discussed above), it otherwise "allows" for the adoption of a wide variety of bylaw or charter provisions to enable stockholders to call a special meeting. Stated differently, Delaware law does not establish a default standard for when stockholders can call a special meeting; a provision authorizing a special meeting to be called by holders of 40% of a company's common shares or by any person who has held more than 25% of a company's common shares for more than a year would each be "allowed" under Delaware law, as would many other standards. Thus, in the absence of default standards in Delaware law, the reference to a "comparison" to the "standard allowed by applicable law" fails to clarify the Proposal's meaning, leaving it vague and misleading.

Similar to the Staff's findings on numerous occasions, the Company's stockholders "cannot be expected to make an informed decision on the merits of the Proposal without at least knowing what they are voting on." *The Boeing Corp.* (avail. Feb. 10, 2004); *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's stockholders "would not know with any certainty what they are voting either for or against"). Moreover, neither the Company's stockholders nor the Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

III. The Proposal Requires Revision Because the Proposal Contains False and Misleading Statements in Violation of Rule 14a-9.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(2) or Rule 14a-8(i)(3) as set forth above, we respectfully request that the Staff concur in the exclusion of a portion of the Supporting Statement in accordance with Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits the exclusion or revision of a stockholder proposal or supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements).

In SLB 14B, the Staff clarified its views regarding when modification or exclusion of a stockholder proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Moreover, the Staff has indicated that modification or exclusion is appropriate when "the company demonstrates objectively that a factual statement is materially false or misleading." Here, the Supporting Statement is materially false and misleading because it suggests that the Proposal would enjoy broad stockholder support, whereas the concept of there being "no restriction" on a stockholder's ability to call special meetings is a radical proposition that we are not aware of ever having been implemented by any corporation or considered by any of the persons referred to in the Supporting Statement.

Specifically, we believe it is false and misleading for the Supporting Statement to state, "Fidelity and Vanguard support a shareholder right to call a special meeting," as this statement improperly indicates that those entities would support the Proposal. However, according to Vanguard's proxy voting guidelines, Vanguard's "funds support shareholders' right to call special meetings of the board (for good cause and *with ample representation*) and to act by written consent. The funds will generally vote for proposals to grant these rights to shareholders and against proposals to abridge them." (*emphasis added*). Thus, Vanguard's published standards do not indicate that it would support a proposal that allowed stockholders to call special meetings for any reason and without a demonstration that the stockholder represents an ample number of shares. *See* Exhibit C. Similarly, Fidelity's proxy voting guidelines contain no reference to an unqualified right of stockholders to call special meetings. *See* Exhibit C. The Proposal's reference to Fidelity and Vanguard's "support [of] a shareholder right to call a special meeting" suggests that these well-known, influential institutional investors support the Proposal's broad request for such a right, which is materially false and misleading.

In an analogous situation, the company in *Bob Evans Farms, Inc.* (avail. June 26, 2006) sought the exclusion of contact information for the five largest stockholders of the company from a proposal where the inclusion of that information suggested, without any actual support, that those stockholders supported the proposal. The Staff permitted the exclusion of that portion of the stockholder proposal as being "materially false or misleading." Moreover, the Staff has on many occasions permitted companies to rely on Rule 14a-8(i)(3) to exclude proposals or portions of proposals from proxy statements when those portions made the proposal materially false or misleading. *See e.g.*, *Bank of America Corp.* (avail. Feb. 12, 2007) (permitting the exclusion of a portion of a proposal as "materially false and misleading" where the company argued the portion was unrelated and irrelevant to the actions requested by the proposal); *State Street Corp.* (avail. Mar. 1, 2005) (permitting the exclusion of a stockholder proposal that included false statements regarding the company's legal authority to implement the proposal as "materially false and misleading"); *Procter & Gamble Co.* (avail. Jul. 15, 2004) (permitting the exclusion of portions of a stockholder proposal as "materially false and misleading" where the portions mischaracterized the company's animal research); *Amerada Hess Corp.* (avail. Mar. 15, 2004); *Kerr-McGee Corp.*, (avail. Mar. 15, 2004).

For the reasons stated above, we respectfully submit that the Proposal must be amended to delete the sentence "Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting" because it is materially false and misleading under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. Alternatively, should the Staff not concur that the Proposal is excludable in its entirety, we respectfully request that the Staff concur in the exclusion of a portion of the Supporting Statement in accordance with Rule 14a-8(i)(3). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or Doug A. Stewart, the Company's Senior Attorney, Legal and Corporate Affairs at (408) 765-5532.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosure

cc: Doug A. Stewart, Intel Corporation
John Chevedden

100360512_4.DOC

EXHIBIT A

The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave, Suite C114, Lake Success, NY 11042

November 5, 2007

Mr. Craig R. Barrett
Chairman
Intel Corporation (INTC)
2200 Mission College Blvd.
Santa Clara CA 95052
PH: 408 765-8080
FX: 408 765-9904

Rule 14a-8 Proposal

Dear Mr. Barrett,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205, Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Mark Filiberto

Mark Filiberto,
General Partner

cc: Cary I. Klafter
Corporate Secretary
Rachel Kosmal
FX: 408 653-5661
FX: 408 765-1859

[INTC: Rule 14a-8 Proposal, November 8, 2007]

3 – Special Shareholder Meetings

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services).

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm said Intel's share price underperformed the S&P 500 by 28% in 2006 and lost $31 billion in value for shareholders.
- We had no Independent Chairman – Independence concern.
- Our Lead Director, Mr. Yoffie, had 18-years Intel director tenure –†Independence concern.
- Mr. Hundt was designated a "problem director" The Corporate Library due to his involvement with the board of Allegiance Telecom, which filed for Chapter 11 bankruptcy.
- Ms. Barshefsky received 29% withhold votes –about 10-times as many withhold votes as each of our other directors.
- No shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.

Additionally:

- Six of our directors also served on 8 boards rated D or F by the Corporate Library:

1) Ms. Barshefsky	American Express (AXP)
	Estee Lauder (EL)
2) Mr. Thornton	Ford (F)
	News Corp. (NWS)
3) Ms. Decker	Costco (COST)
4) Mr. Shaw	McKesson (MCK)
5) Mr. Guzy	Cirrus Logic (CRUS)
6) Mr. Plummer	International Rectifier (IRF)

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8 (i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified

specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

Potter
Anderson
& Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

January 4, 2008

Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

Re: Stockholder Proposal Submitted by
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with your request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") grant no-action relief to Intel Corporation, a Delaware corporation (the "Company"), with respect to a stockholder proposal and a statement in support thereof (the "Proposal") submitted by The Great Neck Capital Appreciation LTD Partnership (the "Proponent"). The Proposal recommends that the Board of Directors of the Company (the "Board") "amend [the Company's] bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The Proposal is more fully set forth in the attached Exhibit A.

In connection with your request for our opinion, we have reviewed copies of: (1) the Company's Third Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), (2) the Bylaws of the Company, as amended to January 17, 2007 (the "Bylaws"), and (3) the Proposal.

With respect to the foregoing documents, we have assumed (1) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (2) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinion as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinion expressed herein. Moreover, for purposes of rendering this opinion, we have conducted no independent factual investigation of our own, but have relied exclusively upon (1) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete, and accurate in all material respects, and (2) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete, and accurate in all material respects.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, and limited in all respects to matters of Delaware law, for the reasons set forth below, it is our opinion that the Proposal, if adopted and implemented, would violate applicable Delaware law.

Meetings of stockholders of Delaware corporations are governed by the General Corporation Law of the State of Delaware (the "General Corporation Law") and a corporation's certificate of incorporation. Section 211(d) of the General Corporation Law provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Accordingly, contrary to the language of the Proposal, stockholders do not have the "right" to call special meetings of stockholders unless such right is expressly conferred in the certificate of incorporation or the bylaws.

Article II, Section 3 of the Bylaws vests in the Chairman of the Board, the Chief Executive Officer, and the Board the authority to call special meetings of the stockholders of the Company. Neither the Certificate of Incorporation nor the Bylaws confer upon stockholders the authority to call special meetings of stockholders. Thus, in accordance with Section 211(d), only the Company's Chairman of the Board, Chief Executive Officer, and Board currently have the authority to call special meetings of the stockholders. The Proposal requests that the Bylaws be amended to grant unfettered authority to any stockholder to call a special meeting of stockholders.[1]

The starting point for considering the validity of the Bylaw amendment contemplated in the Proposal is the General Corporation Law. The permissible scope of a bylaw of a Delaware corporation is governed by Section 109 thereof, which provides, in pertinent part, as follows:

---

[1] Because Section 211(d) requires that the authority to call special meetings be conferred in the Company's Certificate of Incorporation or Bylaws, those are the only "appropriate governing documents" that may be amended to create the authority requested by the Proposal. If the Board acted unilaterally to amend the Certificate of Incorporation such an action would violate Delaware law, see 8 Del. C. § 242(a)-(b) (requiring both board and stockholder action to amend a corporation's certificate of incorporation). Accordingly, the only "governing document" the Board may amend in order to implement the Proposal is the Bylaws. In any event, for the reasons discussed below, even if the Board proposed and stockholders approved an amendment to the Certificate of Incorporation effecting the Proposal, such a Certificate of Incorporation provision would also violate Delaware law.

> The bylaws may contain any provision, *not inconsistent with law* or with the Certificate of Incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b) (emphasis added). Accordingly, any bylaw that conflicts with the General Corporation Law is invalid. See Datapoint Corp. v. Plaza Sec. Co., 496 A.2d 1031, 1034-36 (Del. 1985) (invalidating a corporation's bylaw that was in direct conflict with the General Corporation Law).

On its face, the Proposal requests that the Board adopt a Bylaw amendment that contains "no restriction" on stockholders' ability to call special meetings "compared to the standard allowed by applicable law." Because the General Corporation Law places standards on stockholders' ability to call special meetings, the Company is not free to ignore the "standard allowed by applicable law" by adopting a bylaw with "no restriction on the shareholder right to call a special meeting" and, therefore, the bylaw requested by the Proposal would, by its own terms, violate Delaware law and would be invalid. Specifically, the Proposal, if implemented, would be inconsistent both with substantive restrictions on stockholders' authority unilaterally to effect corporate action and with certain procedural requirements for calling and holding stockholder meetings contained in the General Corporation Law.

From a substantive perspective, the General Corporation Law describes numerous circumstances in which stockholders have no power to take direct action. Among the matters stockholders may not address directly are the designation of "blank check" preferred stock, 8 Del. C. § 151(g); the issuance of shares of capital stock, 8 Del. C. § 161; the declaration of dividends, 8 Del. C. § 170(a); the retirement of shares of capital stock, 8 Del. C. § 243; and the sale of all or substantially all of a corporation's assets, 8 Del. C. § 271.[2]

In addition, the General Corporation Law in several instances mandates that board action on particular subjects occur *before* certain actions are submitted to stockholders. Among the matters in which Delaware law requires board action before stockholder action are what the Proposal's supporting statement refers to as "takeover offers" in the form of merger proposals. Section 251 of the General Corporation Law requires that a board of directors "adopt a resolution approving an agreement of merger or consolidation and declaring its advisability". 8 Del. C. § 251(b). Only *after* a board of directors has approved an agreement of merger is such agreement

---

[2] It may be permissible to include in a corporation's certificate of incorporation provisions granting stockholders the right to vote to approve the taking of Board action regarding certain of these actions, such as the designation of a series of preferred stock or the issuance of additional shares of stock. See 8 Del. C. § 102(b)(4). However, the Certificate of Incorporation grants no such voting rights to holders of Company stock, and the Proposal does not seek the adoption of any such amendment. With regard to Section 271, while, in theory, stockholders may adopt a resolution "authorizing" an asset sale prior to board approval of a specific transaction, only the board of directors may actually effect such a sale.

submitted for the consideration of the corporation's stockholders. 8 Del. C. § 251(c). Where a corporation fails to comply with the explicitly required steps under Section 251, a purported merger will be "void ab initio." Tansey v. Trade Show News Networks, Inc., 2001 WL 1526306, *7 (Del. Ch. 2001) (board of directors approved agreement of merger after the agreement had been executed; the Court of Chancery held that the merger "was invalid because it was not preceded by an accomplishment of the statutorily required acts in the correct sequence."). See also Newman v. Warren, 684 A.2d 1239, 1245 n.2 (Del. Ch. 1996) ("If a merger is to be effectuated the board of directors must adopt a resolution so providing and recommend action to shareholders."); TW Services, Inc. v. SWT Acquisition Corp., 1989 WL 20290 (Del. Ch. 1989) (board of directors was under no duty to pursue negotiations relating to an unsolicited merger proposal because the proposal invoked the board's statutory prerogative under Section 251).

The amendment process provided in the General Corporation Law is another circumstance in which the General Corporation Law requires board action to precede stockholder action. Section 242(b) of the General Corporation Law clearly requires a specific two-step process to effect an amendment to a corporation's certificate of incorporation: (1) the "board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders"; and (2) "[a]t the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment." 8 Del. C. § 242(b)(1). Delaware case law emphasizes the importance that the courts attach to the strict two-part process: "it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242.... The stockholders may not act without prior board action." Williams v. Geier, 671 A.2d 1368, 1381 (Del. 1996). See also AGR Halifax Fund, Inc. v. Fiscina, 743 A.2d, 1188, 1194-95 (Del. Ch. 1999) ("under no circumstances may the stockholders act before the mandated board action proposing and recommending the amendment."); Newman v. Warren, 684 A.2d 1239, 1245 n.2 (Del. Ch. 1996) ("If the certificate of incorporation is to be amended the first necessary step is the adoption of a resolution by the corporation's board of directors adopting the amended language and declaring its advisability."). To the extent that a corporation amends its certificate of incorporation in a manner that is inconsistent with Section 242, the amendment is "invalid from its inception." AGR Halifax Fund, Inc. v. Fiscina, 743 A.2d 1188, 1194-95 (Del. Ch. 1999) (putative directors executed written consents to approve an amendment to a certificate of incorporation prior to their election to the board of directors, and the amendment was held to be void ab initio).

Other actions that require board action before stockholders may act include authorizing the conversion of a corporation to another entity, 8 Del. C. § 266, and the dissolution of a corporation (absent unanimous stockholder action), 8 Del. C. § 275. Accordingly, because the Proposal requests a Bylaw amendment that eliminates *all* restrictions in respect of a stockholder's right to call a special meeting of the stockholders of the Company, the proposed Bylaw would necessarily conflict with multiple provisions of the General Corporation Law, and would, therefore, be invalid.

Finally, in addition to the Proposal requesting the adoption of a bylaw that would require the Company to ignore *substantive* limitations on stockholders' ability to call special meetings, the Proposal would cause the Company to violate the General Corporation Law insofar as it would require the Company to ignore *procedural* restrictions on calling and holding stockholder meetings mandated by the General Corporation Law. In this regard, the Proposal's supporting statement expressly contemplates that there be "no restriction" on the *timing* of any meeting called by stockholders under the proposed bylaw. Accordingly, under the proposed bylaw, stockholders could call a special meeting of stockholders to be held on less than 10 days' notice or more than 60 days' notice. This timing would violate Section 213(a) of the General Corporation Law, which requires that a record date for a stockholders meeting be not less than 10 days nor more than 60 days prior to the meeting date, as well as Section 222(b) of the General Corporation Law, which requires that notice of a stockholders meeting be given not less than 10 days nor more than 60 days prior to the meeting date. 8 Del. C. §§ 213(a), 222(b). See also 8 Del. C. § 219 (requiring corporations to produce a list of stockholders entitled to vote at a meeting at least 10 days prior to a stockholder meeting).

Accordingly, because the bylaw requested by the Proposal may contain "no restriction" on stockholders' ability to call special meetings, the Proposal, if adopted and implemented, would conflict with restrictions contained in the General Corporation Law on both the timing of special meetings as well as their purpose, in violation of applicable Delaware law.

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity for any purpose, without our prior written consent; provided that this opinion may be furnished to or filed with the Commission and Gibson Dunn & Crutcher, the Company's outside counsel, may rely upon this opinion in connection with any correspondence with the Commission relating to the Proposal.

Very truly yours,

Potter Anderson & Corroon LLP

EXHIBIT A

The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave, Suite C114, Lake Success, NY 11042

November 5, 2007

Mr. Craig R. Barrett
Chairman
Intel Corporation (INTC)
2200 Mission College Blvd.
Santa Clara CA 95052
PH: 408 765-8080
FX: 408 765-9904

Rule 14a-8 Proposal

Dear Mr. Barrett,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205, Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Mark Filiberto

Mark Filiberto,
General Partner

cc: Cary I. Klafter
Corporate Secretary
Rachel Kosmal
FX: 408 653-5661
FX: 408 765-1859

[INTC: Rule 14a-8 Proposal, November 8, 2007]

3 – Special Shareholder Meetings

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services).

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm said Intel's share price underperformed the S&P 500 by 28% in 2006 and lost $31 billion in value for shareholders.
- We had no Independent Chairman – Independence concern.
- Our Lead Director, Mr. Yoffie, had 18-years Intel director tenure –†Independence concern.
- Mr. Hundt was designated a "problem director" The Corporate Library due to his involvement with the board of Allegiance Telecom, which filed for Chapter 11 bankruptcy.
- Ms. Barshefsky received 29% withhold votes –about 10-times as many withhold votes as each of our other directors.
- No shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.

Additionally:

- Six of our directors also served on 8 boards rated D or F by the Corporate Library:

1) Ms. Barshefsky	American Express (AXP)
	Estee Lauder (EL)
2) Mr. Thornton	Ford (F)
	News Corp. (NWS)
3) Ms. Decker	Costco (COST)
4) Mr. Shaw	McKesson (MCK)
5) Mr. Guzy	Cirrus Logic (CRUS)
6) Mr. Plummer	International Rectifier (IRF)

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8 (i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified

specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT C

Vanguard®

Vanguard's proxy voting guidelines

The Board of Trustees (the "Board") of each Vanguard® fund that invests in stocks has adopted proxy voting procedures and guidelines to govern proxy voting by the fund. The Board has delegated oversight of proxy voting to the Proxy Oversight Committee (the "Committee"), comprised of senior officers of Vanguard, a majority of whom are also officers of each Vanguard fund, and subject to the procedures and guidelines described below. The Committee reports directly to the Board. The Vanguard Group Inc. ("Vanguard") is subject to these guidelines to the extent the guidelines call for Vanguard to administer the voting process and implement the resulting voting decisions, and for that purpose have been approved by the Board of Directors of Vanguard.

The overarching objective in voting is simple: to support proposals and director nominees that maximize the value of a fund's investments—and those of fund shareholders—over the long term. While the goal is simple, the proposals the funds receive are varied and frequently complex. As such, the guidelines adopted by the Board provide a rigorous framework for assessing each proposal. Under the guidelines, each proposal must be evaluated on its merits, based on the particular facts and circumstances as presented.

For ease of reference, the procedures and guidelines often refer to all funds, however, our policies and practices seek to ensure that proxy voting decisions are suitable for individual funds. For most proxy proposals, particularly those involving corporate governance, the evaluation will result in the same position being taken across all of the funds and the funds voting as a block. In some cases, however, funds may vote differently, depending upon the nature and objective of each fund, the composition of its portfolio, and other factors.

The guidelines do not permit the Board to delegate voting responsibility to a third party that does not serve as a fiduciary for the funds. Because many factors bear on each decision, the guidelines incorporate factors the Committee should consider in each voting decision. A fund may refrain from voting if that would be in the fund's and its shareholders' best interests. These circumstances may arise, for example, when the expected cost of voting exceeds the expected benefits of voting, or when exercising the vote results in the imposition of trading or other restrictions.

In evaluating proxy proposals, we consider information from many sources, including but not limited to, the investment advisor for the fund, management or shareholders of a company presenting a proposal, and independent proxy research services. We will give substantial weight to the recommendations of the company's board, absent guidelines or other specific facts that would support a vote against management. In all cases, however, the ultimate decision rests with the members of the Committee, who are accountable to the fund's Board.

While serving as a framework, the following guidelines cannot contemplate all possible proposals with which a fund may be presented. In the absence of a specific guideline for a particular proposal (e.g., in the case of a transactional issue or contested proxy), the Committee will evaluate the issue and cast the fund's vote in a manner that, in the Committee's view, will maximize the value of the fund's investment, subject to the individual circumstances of the fund.

I. The board of directors

A. Election of directors

Good governance starts with a majority-independent board, whose key committees are comprised entirely of independent directors. As such, companies should attest to the independence of directors who serve on the Compensation, Nominating, and Audit committees. In any instance in which a director is not categorically independent, the basis for the independence determination should be clearly explained in the proxy statement.

While the funds will generally support the board's nominees, the following factors will be taken into account in determining each fund's vote:

Factors for Approval	Factors Against Approval
• Nominated slate results in board comprised of a majority of independent directors. • All members of Audit, Nominating, and Compensation committees are independent of management.	• Nominated slate results in board comprised of a majority of nonindependent directors. • Audit, Nominating, and/or Compensation committees include nonindependent members. • Incumbent board member failed to attend at least 75% of meetings in the previous year. • Actions of committee(s) on which nominee serves are inconsistent with other guidelines (e.g., excessive option grants, substantial nonaudit fees, lack of board independence).

B. Contested director elections

In the case of contested board elections, we will evaluate the nominees' qualifications and the performance of the incumbent board, as well as the rationale behind the dissidents' campaign to determine the outcome that we believe will maximize shareholder value.

C. Classified boards

The funds will generally support proposals to declassify existing boards (whether proposed by management or shareholders) and will block efforts by companies to adopt classified board structures, in which only part of the board is elected each year.

II. Approval of independent auditors

The relationship between the company and its auditors should be limited primarily to the audit, although it may include certain closely related activities that do not, in the aggregate, raise any appearance of impaired independence. The funds will generally support management's recommendation for the ratification of the auditor except in instances where audit and audit-related fees make up less than 50% of the total fees paid by the company to the audit firm. We will evaluate on a case-by-case basis instances in which the audit firm has a substantial non-audit relationship with the company (regardless of its size relative to the audit fee) to determine whether independence has been compromised.

III. Compensation issues

A. Stock-based compensation plans

Appropriately designed stock-based compensation plans, administered by an independent committee of the board and approved by shareholders, can be an effective way to align the interests of long-term shareholders and the interests of management, employees, and directors. Conversely, the funds oppose plans that substantially dilute their ownership interest in the company, provide participants with excessive awards, or have inherently objectionable structural features.

An independent compensation committee should have significant latitude to deliver varied compensation to motivate the company's employees. However, we will evaluate compensation proposals in the context of several factors (a company's industry, market capitalization, competitors for talent, etc.) to determine whether a particular plan or proposal balances the perspectives of employees and the company's other shareholders. We will evaluate each proposal on a case-by-case basis, taking all material facts and circumstances into account.

The following factors will be among those considered in evaluating these proposals:

Factors for Approval	Factors Against Approval
• Company requires senior executives to hold a minimum amount of company stock (frequently expressed as a multiple of salary). • Company requires stock acquired through option exercise to be held for a certain period of time. • Compensation program includes performance-vesting awards, indexed options, or other performance-linked grants. • Concentration of option grants to senior executives is limited (indicating that the plan is very broad-based). • Stock-based compensation is clearly used as a substitute for cash in delivering market-competitive total pay.	• Total potential dilution (including all stock-based plans) exceeds 15% of shares outstanding. • Annual option grants have exceeded 2% of shares outstanding. • Plan permits repricing or replacement of options without shareholder approval. • Plan provides for the issuance of reload options. • Plan contains automatic share replenishment ("evergreen") feature.

B. Bonus plans
Bonus plans, which must be periodically submitted for shareholder approval to qualify for deductibility under Section 162(m) of the Internal Revenue Code, should have clearly defined performance criteria and maximum awards expressed in dollars. Bonus plans with awards that are excessive in both absolute terms and relative to a comparative group generally will not be supported.

C. Employee stock purchase plans
The funds will generally support the use of employee stock purchase plans to increase company stock ownership by employees provided that shares purchased under the plan are acquired for no less than 85% of their market value and that shares reserved under the plan comprise less than 5% of the outstanding shares.

D. Executive severance agreements ("golden parachutes")
While executives' incentives for continued employment should be more significant than severance benefits, there are instances—particularly in the event of a change in control—in which severance arrangements may be appropriate. Severance benefits triggered by a change in control that do not exceed three times an executive's salary and bonus may generally be approved by the compensation committee of the board without submission to shareholders. Any such arrangement under which the beneficiary receives more than three times salary and bonus—or where severance is guaranteed absent a change in control—should be submitted for

shareholder approval.

IV. Corporate structure and shareholder rights

The exercise of shareholder rights, in proportion to economic ownership, is a fundamental privilege of stock ownership that should not be unnecessarily limited. Such limits may be placed on shareholders' ability to act by corporate charter, bylaw provisions, or the adoption of certain anti-takeover provisions. In general, the market for corporate control should be allowed to function without undue interference from these artificial barriers.

The funds' positions on a number of the most commonly presented issues in this area are as follows:

A. Shareholder rights plans ("poison pills")

A company's adoption of a so-called poison pill effectively limits a potential acquirer's ability to buy a controlling interest without the approval of the target's board of directors. Such a plan, in conjunction with other takeover defenses, may serve to entrench incumbent management and directors. However, in other cases, a pill may force a suitor to negotiate with the board and result in the payment of a higher acquisition premium.

In general, shareholders should be afforded the opportunity to approve shareholder rights plans *within a year of their adoption*. This provides the board with the ability to put a poison pill in place for legitimate defensive purposes, subject to subsequent approval by shareholders. In evaluating the approval of proposed shareholder rights plans, we will consider the following factors:

Factors for Approval	Factors Against Approval
• Plan is relatively short-term (3–5 years). • Plan requires shareholder approval for renewal. • Plan incorporates review by a committee of independent directors at least every three years (so-called TIDE provisions). • Plan includes permitted bid/qualified offer feature ("chewable pill") that mandates shareholder vote in certain situations. • Ownership trigger is reasonable (15–20%). • Highly independent, nonclassified board.	• Plan is long-term (>5 years). • Renewal of plan is automatic or does not require shareholder approval. • Ownership trigger is less than 15%. • Classified board. • Board with limited independence.

B. Cumulative voting

The funds are generally opposed to cumulative voting under the premise that it allows shareholders a voice in director elections that is disproportionate to their economic investment in the corporation.

C. Supermajority vote requirements

The funds support shareholders' ability to approve or reject matters presented for a vote based on a simple majority. Accordingly, the funds will support proposals to remove supermajority requirements and oppose proposals to impose them.

D. Right to call meetings and act by written consent

The funds support shareholders' right to call special meetings of the board (for good cause and with ample representation) and to act by written consent. The funds will generally vote for proposals to grant these rights to shareholders and against proposals to abridge them.

E. Confidential voting

The integrity of the voting process is enhanced substantially when shareholders (both institutions and individuals) can vote without fear of coercion or retribution based on their votes. As such, the funds support proposals to provide confidential voting.

F. Dual classes of stock

The funds are opposed to dual-class capitalization structures that provide disparate voting rights to different groups of shareholders with similar economic investments. As such, the funds will oppose the creation of separate classes with different voting rights and will support the dissolution of such classes.

V. Corporate and social policy issues

Proposals in this category, initiated primarily by shareholders, typically request that the company disclose or amend certain business practices. The Board generally believes that these are "ordinary business matters" that are primarily the responsibility of management and should be evaluated and approved solely by the corporation's board of directors. Often, proposals may address concerns with which the Board philosophically agrees, but absent a compelling economic impact on shareholder value (e.g., proposals to require expensing of stock options), the funds will typically abstain from voting on these proposals. This reflects the belief that regardless of our philosophical perspective on the issue, these decisions should be the province of company management unless they have a significant, tangible impact on the value of a fund's investment and management is not responsive to the matter.

VI. Voting in foreign markets

Corporate governance standards, disclosure requirements, and voting mechanics vary greatly among the markets outside the United States in which the funds may invest. Each fund's votes will be used, where applicable, to advocate for improvements in governance and disclosure by each fund's portfolio companies. We will evaluate issues presented to shareholders for each fund's foreign holdings in the context of the guidelines described above, as well as local market standards and best practices. The funds will cast their votes in a manner believed to be philosophically consistent with these guidelines, while taking into account differing practices by market. In addition, there may be instances in which the funds elect not to vote, as described below.

Many foreign markets require that securities be blocked or reregistered to vote at a company's meeting. Absent an issue of compelling economic importance, we will generally not subject the fund to the loss of liquidity imposed by these requirements.

The costs of voting (e.g., custodian fees, vote agency fees) in foreign markets may be substantially higher than for U.S. holdings. As such, the fund may limit its voting on foreign holdings in instances where the issues presented are unlikely to have a material impact on shareholder value.

VII. Voting on a fund's holdings of other Vanguard funds

Certain Vanguard funds ("owner funds") may, from time to time, own shares of other Vanguard funds ("underlying funds"). If an underlying fund submits a matter to a vote of its shareholders, votes for and against such matters on behalf of the owner funds will be cast in the same proportion as the votes of the other shareholders in the underlying fund.

VIII. The Proxy Voting Group

The Board has delegated the day-to-day operations of the funds' proxy voting process to the Proxy Voting Group, which the Committee oversees. While most votes will be determined, subject to the individual circumstances of each fund, by reference to the guidelines as separately adopted by each of the funds, there may be circumstances when the Proxy Voting Group will refer proxy issues to the Committee for consideration. In addition, the Board has the authority to vote proxies at any time, when, in the Board's or the Committee's discretion, such action is warranted.

The Proxy Voting Group performs the following functions: (1) managing proxy voting vendors, (2) reconciling share positions, (3) analyzing proxy proposals using factors described in the guidelines, (4) determining and addressing potential or actual conflicts of interest that may be presented by a particular proxy, and (5) voting proxies. The Proxy Voting Group also prepares periodic and special reports to the Board and any proposed amendments to the procedures and guidelines.

IX. The Proxy Oversight Committee

The Board, including a majority of the independent trustees, appoints the members of the Committee who are senior officers of Vanguard, a majority of whom are also officers of each Vanguard fund. The Committee does not include anyone whose primary duties include external client relationship management or sales. This clear separation between the proxy voting and client relationship functions is intended to eliminate any potential conflict of interest in the proxy voting process. In the unlikely event that a member of the Committee believes he or she might have a conflict of interest regarding a proxy vote, that member must recuse himself or herself from the committee meeting at which the matter is addressed and not participate in the voting decision.

The Committee works with the Proxy Voting Group to provide reports and other guidance to the Board regarding proxy voting by the funds. The Committee has an obligation to conduct its meetings and exercise its decision-making authority subject to the fiduciary standards of good faith, fairness, and Vanguard's Code of Ethics. The Committee shall authorize proxy votes that the Committee determines, in its sole discretion, to be in the best interests of each fund's shareholders. In determining how to apply the guidelines to a particular factual situation, the Committee may not take into account any interest that would conflict with the interest of fund shareholders in maximizing the value of their investments.

The Board may review these procedures and guidelines and modify them from time to time.

Fidelity Fund Proxy Voting Guidelines
March 2007

I. General Principles

A. Voting of shares will be conducted in a manner consistent with the best interests of mutual fund shareholders as follows: (i) securities of a portfolio company will generally be voted in a manner consistent with the guidelines; and (ii) voting will be done without regard to any other Fidelity companies' relationship, business or otherwise, with that portfolio company.

B. The FMR Investment & Advisor Compliance Department votes proxies. In the event an Investment & Advisor Compliance employee has a personal conflict with a portfolio company or an employee or director of a portfolio company, that employee will withdraw from making any proxy voting decisions with respect to that portfolio company. A conflict of interest arises when there are factors that may prompt one to question whether a Fidelity employee is acting solely on the best interests of Fidelity and its customers. Employees are expected to avoid situations that could present even the appearance of a conflict between their interests and the interests of Fidelity and its customers.

C. Except as set forth herein, FMR will generally vote in favor of routine management proposals.

D. Non-routine proposals will generally be voted in accordance with the guidelines.

E. Non-routine proposals not covered by the guidelines or involving other special circumstances will be evaluated on a case-by-case basis with input from the appropriate FMR analyst or portfolio manager, as applicable, subject to review by an attorney within FMR's General Counsel's office and a member of senior management within FMR's Investment and Advisor Compliance Department. A significant pattern of such proposals or other special circumstances will be referred to the Fund Board Proxy Voting Committee or its designee.

F. FMR will vote on shareholder proposals not specifically addressed by the guidelines based on an evaluation of a proposal's likelihood to enhance the economic returns or profitability of the portfolio company or to maximize shareholder value. Where information is not readily available to analyze the economic impact of the proposal, FMR will generally abstain.

G. Many Fidelity Funds invest in voting securities issued by companies that are domiciled outside the United States and are not listed on a U.S. securities exchange. Corporate governance standards, legal or regulatory requirements and disclosure practices in foreign countries can differ from those in the United States. When voting proxies relating to non-U.S. securities, FMR will generally evaluate proposals in the context of these guidelines, but FMR may, where applicable and feasible, take into consideration differing laws and regulations in the relevant foreign market in determining how to vote shares.

H. In certain non-U.S. jurisdictions, shareholders voting shares of a portfolio company may be restricted from trading the shares for a period of time around the shareholder meeting date. Because such trading restrictions can hinder portfolio management and could result in a loss of liquidity for a fund, FMR will generally not vote proxies in circumstances where such restrictions apply. In addition, certain non-U.S. jurisdictions require voting shareholders to disclose current share ownership on a fund-by-fund basis. When such disclosure requirements apply, FMR will generally not vote proxies in order to safeguard fund holdings information.

I. Where a management-sponsored proposal is inconsistent with the guidelines, FMR may receive a company's commitment to modify the proposal or its practice to conform to the guidelines, and FMR will generally support management based on this commitment. If a company subsequently does not abide by its commitment, FMR will generally withhold authority for the election of directors at the next election.

II. Definitions (as used in this document)

A. Anti-Takeover Provision - includes fair price amendments; classified boards; "blank check" preferred stock; golden and tin parachutes; supermajority provisions; Poison Pills; and any other provision that eliminates or limits shareholder rights.

B. Golden parachute - accelerated options and/or employment contracts for officers and directors that will result in a lump sum payment of more than three times annual compensation (salary and bonus) in the event of termination.

C. Tin Parachute - accelerated options and/or employment contracts for employees beyond officers and directors that will result in a lump sum payment in the event of termination.

D. Greenmail - payment of a premium to repurchase shares from a shareholder seeking to take over a company through a proxy contest or other means.

E. Sunset Provision - a condition in a charter or plan that specifies an expiration date.

F. Permitted Bid Feature - a provision suspending the application of a Poison Pill, by shareholder referendum, in the event a potential acquirer announces a bona fide offer for all outstanding shares.

G. Poison Pill- a strategy employed by a potential take-over / target company to make its stock less attractive to an acquirer. Poison Pills are generally designed to dilute the acquirer's ownership and value in the event of a take-over.

H. Large Capitalization Company - a company included in the Russell 1000 stock index.

I. Small Capitalization Company - a company not included in the Russell 1000 stock index that is not a Micro-Capitalization Company.

J. Micro-Capitalization Company - a company with market capitalization under US $300 million.

III. Directors

A. Incumbent Directors

FMR will generally vote in favor of incumbent and nominee directors except where one or more such directors clearly appear to have failed to exercise reasonable judgment. FMR will also generally withhold authority for the election of all directors or directors on responsible committees if:

1. An Anti-Takeover Provision was introduced, an Anti-Takeover Provision was extended, or a new Anti-Takeover Provision was adopted upon the expiration of an existing Anti-Takeover Provision, without shareholder approval except as set forth below.

   With respect to Poison Pills, however, FMR will consider not withholding authority on the election of directors if all of the following conditions are met when a Poison Pill is introduced, extended, or adopted:

   a. The Poison Pill includes a Sunset Provision of less than 5 years;

   b. The Poison Pill includes a Permitted Bid Feature;

   c. The poison pill is linked to a business strategy that will result in greater value for the shareholders; and

   d. Shareholder approval is required to reinstate the poison pill upon expiration.

   FMR will also consider not withholding authority on the election of directors when one or more of the conditions above are not met if a board is willing to strongly consider seeking shareholder ratification of, or adding above conditions noted a. and b. to an existing Poison Pill. In such a case, if the company does not take appropriate action prior to the next annual shareholder meeting, FMR will withhold authority on the election of directors.

2. The company refuses, upon request by FMR, to amend the Poison Pill to allow Fidelity to hold an aggregate position of up to 20% of a company's total voting securities and of any class of voting securities.

3. Within the last year and without shareholder approval, a company's board of directors or compensation committee has repriced outstanding options.

4. The company failed to act in the best interests of shareholders when approving executive compensation, taking into accounts such factors as: (i) whether the company used an independent compensation committee; (ii) whether the

compensation committee engaged independent compensation consultants; and (iii) whether the company has admitted to or settled a regulatory proceeding relating to options backdating.

5. To gain FMR's support on a proposal, the company made a commitment to modify a proposal or practice to conform to these guidelines and the company has failed to act on that commitment.
6. The director attended fewer than 75% of the aggregate number of meetings of the board or its committees on which the director served during the company's prior fiscal year, absent extenuating circumstances.

B. Indemnification

FMR will generally vote in favor of charter and by-law amendments expanding the indemnification of directors and/or limiting their liability for breaches of care unless FMR is otherwise dissatisfied with the performance of management or the proposal is accompanied by Anti-Takeover Provisions.

C. Independent Chairperson

FMR will generally vote against shareholder proposals calling for or recommending the appointment of a non-executive or independent chairperson. However, FMR will consider voting for such proposals in limited cases if, based upon particular facts and circumstances, appointment of a non-executive or independent chairperson appears likely to further the interests of shareholders and to promote effective oversight of management by the board of directors.

D. Majority Director Elections

FMR will generally vote in favor of proposals calling for directors to be elected by an affirmative majority of votes cast in a board election, provided that the proposal allows for plurality voting standard in the case of contested elections (i.e., where there are more nominees than board seats). FMR may consider voting against such shareholder proposals where a company's board has adopted an alternative measure, such as a director resignation policy, that provides a meaningful alternative to the majority voting standard and appropriately addresses situations where an incumbent director fails to receive the support of a majority of the votes cast in an uncontested election.

IV. Compensation

A. A. Equity Award Plans (including stock options, restricted stock awards, and other stock awards).

FMR will generally vote against Equity Award Plans or amendments to authorize additional shares under such plans if:

1. (a) The dilution effect of the shares outstanding and available for issuance pursuant to all plans, plus any new share requests is greater than 10% for a Large Capitalization Company, 15% for a Small Capitalization Company or 20% for a Micro-Capitalization Company; and (b) there were no circumstances specific to the company or the plans that lead FMR to conclude that the level of dilution in the plan or the amendments is acceptable.
2. In the case of stock option plans, (a) the offering price of options is less than 100% of fair market value on the date of grant, except that the offering price may be as low as 85% of fair market value if the discount is expressly granted in lieu of salary or cash bonus; (b) the plan's terms allow repricing of underwater options; or (c) the board/committee has repriced options outstanding under the plan in the past two years.
3. The plan may be materially altered without shareholder approval, including increasing the benefits accrued to participants under the plan; increasing the number of securities which may be issued under the plan; modifying the requirements for participation in the plan; or including a provision allowing the Board to lapse or waive restrictions at its discretion.
4. Awards to non-employee directors are subject to management discretion.

5. In the case of stock awards, the restriction period, or holding period after exercise, is less than 3 years for non-performance-based awards, and less than 1 year for performance-based awards.

FMR will consider approving an Equity Award Plan or an amendment to authorize additional shares under such plan if, without complying with the guidelines immediately above, the following two conditions are met:

1. The shares are granted by a compensation committee composed entirely of independent directors; and
2. The shares are limited to 5% (large capitalization company) and 10% (small capitalization company) of the shares authorized for grant under the plan.

B. Equity Exchanges and Repricing

FMR will generally vote in favor of a management proposal to exchange shares or reprice outstanding options if the proposed exchange or repricing is consistent with the interests of shareholders, taking into account such factors as:

1. Whether the proposal excludes senior management and directors;
2. Whether the equity proposed to be exchanged or repriced exceeded FMR's dilution thresholds when initially granted;
3. Whether the exchange or repricing proposal is value neutral to shareholders based upon an acceptable pricing model;
4. The company's relative performance compared to other companies within the relevant industry or industries;
5. Economic and other conditions affecting the relevant industry or industries in which the company competes; and
6. Any other facts or circumstances relevant to determining whether an exchange or repricing proposal is consistent with the interests of shareholders.

C. Employee Stock Purchase Plans

FMR will generally vote against employee stock purchase plans if the plan violates any of the criteria in section IV(A) above, except that the minimum stock purchase price may be equal to or greater than 85% of the stock's fair market value if the plan constitutes a reasonable effort to encourage broad based participation in the company's equity. In the case of non-U.S. company stock purchase plans, FMR may permit a lower minimum stock purchase price equal to the prevailing "best practices" in the relevant non-U.S. market, provided that the minimum stock purchase price must be at least 75% of the stock's fair market value.

D. Employee Stock Ownership Plans (ESOPs)

FMR will generally vote in favor of non-leveraged ESOPs. For leveraged ESOPs, FMR may examine the company's state of incorporation, existence of supermajority vote rules in the charter, number of shares authorized for the ESOP, and number of shares held by insiders. FMR may also examine where the ESOP shares are purchased and the dilution effect of the purchase. FMR will generally vote against leveraged ESOPs if all outstanding loans are due immediately upon change in control.

E. Executive Compensation

FMR will generally vote against management proposals on stock-based compensation plans or other compensation plans if such proposals are inconsistent with the interests of shareholders, taking into account such factors as: (i) whether the company has an independent compensation committee; and (ii) whether the compensation committee has authority to engage independent compensation consultants.

F. Bonus Plans and Tax Deductibility Proposals

FMR will generally vote in favor of cash and stock incentive plans that are submitted for shareholder approval in order to qualify for favorable tax treatment under Section 162(m) of the Internal Revenue Code, provided that the plan includes well defined and appropriate performance criteria, and with respect to any cash component, that the maximum award per participant is clearly stated and is not unreasonable or excessive.

V. Anti-Takeover Provisions

FMR will generally vote against a proposal to adopt or approve the adoption of an Anti-Takeover Provision unless:

A. The Poison Pill includes the following features:

1. A sunset provision of no greater than 5 years;
2. Linked to a business strategy that is expected to result in greater value for the shareholders;
3. Requires shareholder approval to be reinstated upon expiration or if amended;
4. Contains a Permitted Bid Feature; and
5. Allows the Fidelity funds to hold an aggregate position of up to 20% of a company's total voting securities and of any class of voting securities.

B. An Anti-Greenmail proposal that does not include other Anti-Takeover Provisions; or

C. It is a fair price amendment that considers a two-year price history or less.

FMR will generally vote in favor of proposals to eliminate Anti-Takeover Provisions. In the case of proposals to declassify a board of directors, FMR will generally vote against such a proposal if the issuer's Articles of Incorporation or applicable statutes include a provision whereby a majority of directors may be removed at any time, with or without cause, by written consent, or other reasonable procedures, by a majority of shareholders entitled to vote for the election of directors.

VI. Capital Structure / Incorporation

A. Increases in Common Stock

FMR will generally vote against a provision to increase a Company's common stock if such increase will result in a total number of authorized shares greater than 3 times the current number of outstanding and scheduled to be issued shares, including stock options, except in the case of real estate investment trusts, where an increase that will result in a total number of authorized shares up to 5 times the current number of outstanding and scheduled to be issued shares is generally acceptable.

B. New Classes of Shares

FMR will generally vote against the introduction of new classes of stock with differential voting rights.

C. Cumulative Voting Rights

FMR will generally vote against the introduction and in favor of the elimination of cumulative voting rights.

D. Acquisition or Business Combination Statutes

FMR will generally vote in favor of proposed amendments to a company's certificate of incorporation or by-laws that enable the company to opt out of the control shares acquisition or business combination statutes.

E. Incorporation or Reincorporation in Another State or Country

FMR will generally vote against shareholder proposals calling for, or recommending that, a portfolio company reincorporate in the United States and vote in favor of management proposals to reincorporate in a jurisdiction outside the United States if (i) it is lawful under United States, state and other applicable law for the company to be incorporated under the laws of the relevant foreign jurisdiction and to conduct its business and (ii) reincorporating or maintaining a domicile in the United States would likely give rise to adverse tax or other economic consequences detrimental to the interests of the company and its shareholders. However, FMR will consider supporting such shareholder proposals and opposing such management proposals in limited cases if, based upon particular facts and circumstances, reincorporating in or maintaining a domicile in the relevant foreign jurisdiction gives rise to significant risks or other potential adverse consequences that appear reasonably likely to be detrimental to the interests of the company or its shareholders.

VII. Auditors

A. FMR will generally vote against shareholder proposals calling for or recommending periodic rotation of a portfolio company's auditor. FMR will consider voting for such proposals in limited cases if, based upon particular facts and circumstances, a company's board of directors and audit committee clearly appear to have failed to exercise reasonable business judgment in the selection of the company's auditor.

B. FMR will generally vote against shareholder proposals calling for or recommending the prohibition or limitation of the performance of non-audit services by a portfolio company's auditor. FMR will also generally vote against shareholder proposals calling for or recommending removal of a company's auditor due to, among other reasons, the performance of non-audit work by the auditor. FMR will consider voting for such proposals in limited cases if, based upon particular facts and

VIII. Shares of Investment Companies

A. When a Fidelity Fund invests in an underlying Fidelity fund, FMR will vote in the same proportion as all other shareholders of such underlying fund or class ("echo voting").

B. Certain Fidelity Funds may invest in shares of Fidelity Central Funds. Central Fund shares, which are held exclusively by Fidelity funds or accounts managed by an FMR affiliate, will be voted in favor of proposals recommended by the Central Funds' Board of Trustees.

IX. Other

A. Voting Process

FMR will generally vote in favor of proposals to adopt confidential voting and independent vote tabulation practices.

B. Regulated Industries

Voting of shares in securities of any regulated industry (e.g., U.S. banking) organization shall be conducted in a manner consistent with conditions that may be specified by the industry's regulator (e.g., the Federal Reserve Board) for a determination under applicable law (e.g., federal banking law) that no Fund or group of Funds has acquired control of such organization.

Top

Full Text Of Proxy Voting Guidelines

(Fidelity equity index funds only)

As an investment adviser, Geode holds voting authority for securities in many of the client accounts that it manages. Geode takes seriously its responsibility to monitor corporate events affecting securities in those client accounts and to exercise its voting authority with respect to those securities in the best interests of its clients (including shareholders of mutual funds for which it serves as advisor or sub-advisor). The purposes of these proxy voting policies are (1) to establish a framework for Geode's analysis and decision-making with respect to proxy voting and (2) to set forth operational procedures for Geode's exercise of proxy voting authority.

Overview

Geode applies the same voting decision for all accounts in which it exercises voting authority, and seeks in all cases to vote in a manner that Geode believes represents the best interests of its clients (including shareholders of mutual funds for which it serves as advisor or sub-advisor). Geode anticipates that, based on its current business model, it will manage the vast majority of assets under its management using passive investment management techniques, such as indexing. Geode also manages private funds and separate accounts using active investment management techniques, primarily employing quantitative investment strategies.

Geode has established an Operations Committee, consisting of senior officers and investment professionals, including, but not limited to, Geode's President, Chief Operating Officer ("COO"), Chief Compliance Officer ("CCO") and Compliance Manager. Members of the Operations Committee oversee the exercise of voting authority under these proxy voting policies, consulting with Geode's legal counsel with respect to controversial matters and for interpretive and other guidance. Geode will engage an established commercial proxy advisory service (the "Agent") for comprehensive analysis, research and voting recommendations, particularly for matters that may be controversial, present potential conflicts of interest or require case-by-case analysis under these guidelines. Geode has directed the Agent to employ the policies set forth below, together with more specific guidelines and instructions set forth in a detailed, customized questionnaire developed jointly by Geode and the Agent, to formulate recommended votes on each matter. Geode may determine to accept or reject any recommendation based on the research and analysis provided by the Agent or on any independent research and analysis obtained or generated by Geode; however, because the recommended votes are determined solely based on the customized policies established by Geode, Geode expects that the recommendations will be followed in most cases. The Agent also acts as a proxy voting agent to effect the votes and maintain records of all of Geode's proxy votes. In all cases, the ultimate voting decision and responsibility rests with the members of the Operations Committee, which are accountable to Geode's clients (including shareholders of mutual funds for which it serves as advisor or sub-advisor).

Policies

As a general matter, (1) proxies will be voted FOR incumbent members of a board of directors and FOR routine management proposals, except as otherwise addressed under these policies; (2) shareholder and non-routine management proposals addressed by these policies will be voted as provided in these policies; (3) shareholder and non-routine management proposals not addressed by these policies will be evaluated by the members of Geode's Operations Committee based on fundamental analysis and/or research and recommendations provided by the Agent, and the members of the Operations Committee, shall make the voting decision; and (4) all proxy votes shall be considered and made in a manner consistent with the best interests of Geode's clients (including shareholders of mutual fund clients) without regard to any other relationship, business or otherwise, between the portfolio company subject to the proxy vote and Geode or its affiliates.

Due to its focused business model and the number of investments that Geode will make for its clients (particularly pursuant to its indexing strategy), Geode does not anticipate that actual or potential conflicts of interest are likely to occur in the ordinary course of its business; however, Geode believes it is essential to avoid having conflicts of interest affect its objective of voting in the best interests of its clients. Therefore, in the event that members of the Operations Committee, the Agent or any other person involved in the analysis or voting of proxies has knowledge of, or has reason to believe there may exist, any potential relationship, business or otherwise, between the portfolio company subject to the proxy vote and Geode (and any subsidiary of Geode) or their respective directors, officers, employees or agents, such person shall notify other members of the Operations Committee and may consult with outside counsel to Geode to analyze and address such potential conflict of interest. In the case of an actual conflict of interest, on the advice of counsel, Geode expects that the independent directors of Geode will consider the matter and may (1) determine that there is no conflict of interest (or that reasonable measures have been taken to remedy or avoid any conflict of interest) that would prevent Geode from voting the applicable proxy, (2) acting as independent directors, using such information as is available from the Agent, vote the applicable proxy, or (3) cause authority to delegated to the Agent or a similar special fiduciary to vote the applicable proxy.

Geode has established the specific proxy voting policies that are summarized below to maximize the value of investments in its clients' accounts, which it believes will be furthered through (1) accountability of a company's management and directors to its shareholders, (2) alignment of the interests of management with those of shareholders (including through compensation, benefit and equity ownership programs), and (3) increased disclosure of a company's business and operations. Geode reserves the right to override any of its proxy voting policies with respect to a particular shareholder vote when such an override is, in Geode's best judgment, consistent with the overall principle of voting proxies in the best long-term economic interests of Geode's clients. Geode's specific policies are as follows:

I. **Vote AGAINST** Anti-Takeover Proposals, including:

- **Addition of Special Interest Directors** to the board.
- **Authorization of "Blank Check" Preferred Stock.** Geode will vote FOR proposals to require shareholder approval for the distribution of preferred stock except for acquisitions and raising capital in the ordinary course of business.
- **Classification of Boards**, provided that the matter will be considered on a CASE-BY-CASE

basis if the company's charter or applicable statute includes a provision whereby a majority of directors may be removed at any time, with or without cause, by written consent, or other reasonable procedures, by a majority of shareholders entitled to vote for the election of directors. Geode will vote FOR proposals to de-classify boards.

- **Fair Price Amendments**, other than those that consider only a two-year price history and are not accompanied by other anti-takeover measures.
- **Golden Parachutes** including (1) any accelerated options and/or employment contracts that will result in a lump sum payment of more than three times annual compensation (salary and bonus) in the event of termination, (2) compensation contracts for outside directors, and (3) Tin Parachutes that cover a group beyond officers and directors and permit employees to voluntarily terminate employment and receive payment. In addition, adoption of a Golden or Tin Parachute will result in Geode voting AGAINST the election of incumbents or a management slate in the concurrent or next following vote on the election of directors.
- **Poison Pills.** Adoption or extension of a Poison Pill without shareholder approval will result in our voting AGAINST the election of incumbents or a management slate in the concurrent or next following vote on the election of directors, provided the matter will be considered on a CASE-BY-CASE basis if either (1) (a) the board has adopted a Poison Pill with a sunset provision; (b) the Pill is linked to a business strategy that will result in greater value for the shareholders; (c) the term is less than three years; and (d) shareholder approval is required to reinstate the expired Pill, or (2) company management indicates that the board is willing to strongly consider seeking shareholder ratification of, or adding a sunset provision meeting the above conditions to, an existing Pill. Geode will vote FOR shareholder proposals requiring or recommending that shareholders be given an opportunity to vote on the adoption of poison pills.
- **Reduction or Limitation of Shareholder Rights** (e.g., action by written consent, ability to call meetings, or remove directors).
- **Reincorporation** in another state (when accompanied by Anti-Takeover Provisions, including increased statutory anti-takeover provisions). Geode will vote FOR reincorporation in another state when not accompanied by such anti-takeover provisions.
- **Requirements that the Board Consider Non-Financial Effects** of merger and acquisition proposals.
- **Requirements regarding Size, Selection and Removal of the Board** that are likely to have an anti-takeover effect (although changes with legitimate business purposes will be evaluated on a CASE-BY-CASE basis).
- **Supermajority Voting Requirements** (i.e., typically 2/3 or greater) for boards and shareholders. Geode will vote FOR proposals to eliminate supermajority voting requirements.
- **Transfer of Authority from Shareholders to Directors.**

II. **Vote FOR** proposed amendments to a company's certificate of incorporation or by-laws that enable the company to **Opt Out of the Control Shares Acquisition Statutes**.

III. **Vote AGAINST** the introduction of new classes of **Stock with Differential Voting Rights**.

IV. **Vote FOR** introduction and AGAINST elimination of **Cumulative Voting Rights**, except on a CASE-BY-CASE basis where this is determined not to enhance clients' interests as minority shareholders.

V. **Vote FOR** elimination of **Preemptive Rights**.

VI. **Vote FOR Anti-Greenmail** proposals so long as they are not part of anti-takeover provisions (in which case the vote will be AGAINST).

VII. **Vote FOR** charter and by-law amendments expanding the **Indemnification of Directors** to the maximum extent permitted under Delaware law (regardless of the state of incorporation) and vote **AGAINST** charter and by-law amendments completely **Eliminating Directors' Liability for Breaches of Care**, with all other situations addressed on a CASE-BY-CASE basis.

VIII. **Vote FOR** proposals to adopt **Confidential Voting and Independent Vote Tabulation** practices.

IX. **Vote FOR** Open-Market **Stock Repurchase Programs**, provided that the repurchase price to be paid would not exceed 105% of the market price as of the date of purchase.

X. **Vote FOR** management proposals to implement a **Reverse Stock Split** when the number of shares will be proportionately reduced to avoid de-listing.

XI. **Vote FOR** management proposals to **Reduce the Par Value** of common stock.

XII. **Vote FOR** the **Issuance of Large Blocks of Stock** if such proposals have a legitimate business purpose and do not result in dilution of greater than 10%.

XIII. **Vote AGAINST Unusual Increases in Common Stock**, which means any increase in excess of three times for U.S. securities or one time for non-U.S. securities. For these purposes, an increase is measured by adding to the requested increased authorization any stock authorized to be issued under Poison Pill, divided by the current stock outstanding plus any stock scheduled to be issued (not including Poison Pill authority).

XIV. **Vote AGAINST** the adoption of or amendment to authorize additional shares under a **Stock Option Plan** if:

- The **dilution effect** of the shares authorized under the plan (including by virtue of any "evergreen" or replenishment provision), plus the shares reserved for issuance pursuant to all other stock plans, is **greater than 10%**. However, for companies with a smaller market capitalization, the dilution effect may not be greater than 15%. If the plan fails this test, the dilution effect may be evaluated relative to any unusual factor involving the company.

  For purposes of these proxy voting policies, a "small capitalization company" means a U.S. company outside of the Russell 1000 Index, and a "large capitalization company" means a company included in the Russell 1000 Index.

- The **offering price of options is less than 100% of fair market value** on the date of grant, except that the offering price may be as low as 85% of fair market value if the discount is expressly granted in lieu of salary or cash bonus, except that a modest number of shares (limited to 5% for a large capitalization company and 10% for a small capitalization company) may be available for grant to employees and directors under the plan if the grant is made by a compensation committee composed entirely of independent directors (the "De Minimis Exception").
- The **board may, without shareholder approval, make the following changes** (1) materially increase the benefits accruing to participants under the plan, (2) materially increase the number of securities which may be issued under the plan, or (3) materially modify the requirements for participation in the plan, provided that a plan is acceptable if it satisfies the De Minimis Exception.
- The **granting of options to non-employee directors is subject to the discretion** of management, provided that a plan is acceptable if it satisfies the De Minimis Exception.
- The **plan is administered by** (1) a **compensation committee not comprised entirely of independent directors** or (2) a **board of directors not comprised of a majority of independent directors**, provided that a plan is acceptable if it satisfies the De Minimis Exception.
- The **plan's terms allow repricing of underwater options, or the board/committee has repriced options outstanding under the plan in the past two years**, unless by the express terms of the plan or a board resolution such repricing is rarely used (and then only to maintain option value due to extreme circumstances beyond management's control) and is within the limits of the De Minimis Exception.

XV. **Vote AGAINST the election of incumbents** or a management slate in an election of directors **if, within the last year and without shareholder approval, the company's board of directors or compensation committee has repriced outstanding options** held by officers or directors which, together with all other options repriced under the same stock option plan (whether held by officers, directors or other employees) exceed 5% (for a large capitalization company) or 10% (for a small capitalization company) of the shares authorized for grant under the plan, unless such company seeks authorization of at least that amount at the very next shareholders' meeting and a compensation committee composed entirely of independent directors has determined that (1) options need to be granted to employees other than the company's executive officers, (2) no shares are currently available for such options under the company's existing plans, and (3) such options need to be granted before the company's next shareholder meeting.

XVI. **Evaluate proposals to Reprice Outstanding Stock Options on a CASE-BY-CASE basis**, taking into account such factors as: (1) whether the repricing proposal excludes senior management and directors; (2) whether the options proposed to be repriced exceeded the dilution thresholds described in these current proxy voting policies when initially granted; (3) whether the repricing proposal is value neutral to shareholders based upon an acceptable options pricing model; (4) the company's relative performance compared to other companies within the relevant industry or industries; (5) economic and other conditions affecting the relevant industry or industries in which the company competes; and (6) other facts or circumstances relevant to determining whether a repricing proposal is consistent with the interests of shareholders.

XVII. **Vote AGAINST** adoption of or amendments to authorize additional shares for **Restricted Stock Awards ("RSA")** if:

- The **dilution effect** of the shares authorized under the plan, plus the shares reserved for issuance pursuant to all other stock plans, is **greater than 10%**. However, for small capitalization companies, the dilution effect may not be greater than 15%. If the plan fails this test, the dilution effect may be evaluated relative to any unusual factor involving the company.
- The **board may materially alter the RSA without shareholder approval**, including a provision that allows the board to lapse or waive restrictions at its discretion, provided that an RSA is acceptable if it satisfies the De Minimis Exception.
- The **granting of RSAs to non-employee directors is subject to the discretion** of management, provided that an RSA is acceptable if it satisfies the De Minimis Exception.
- The **restriction period is less than three years**, except that (1) RSAs with a restriction period of less than three years but at least one year are acceptable if performance-based, and (2) an RSA is acceptable if it satisfies the De Minimis Exception.

XVIII. **Vote AGAINST Omnibus Stock Plans** if one or more component violates any of the criteria applicable to Stock Option Plans or RSAs under these proxy voting policies, unless such component is de minimis. In the case of an omnibus stock plan, the 5% and 10% limits in applicable to Stock Option Plans or RSAs under these proxy voting policies will be measured against the total number of shares under all components of such plan.

XIX. **Vote AGAINST Employee Stock Purchase Plans** if the plan violates any of the criteria applicable to Stock Option Plans or RSAs under these proxy voting policies, except that (1) the minimum stock purchase price may be equal to or greater than 85% of the stock's fair market value if the plan constitutes a reasonable effort to encourage broad based participation in the company's equity, and (2) in the case of non-U.S. company stock purchase plans, the minimum stock purchase price may be equal to the prevailing "best practices," as articulated by the Agent, provided that the minimum stock purchase price must be at least 75% of the stock's fair market value.

XX. **Vote AGAINST Stock Awards** (other than stock options and RSAs) unless on a CASE-BY-CASE basis it is determined they are identified as being granted to officers/directors in lieu of salary or cash bonus, subject to number of shares being reasonable.

XXI. **Employee Stock Ownership Plans ("ESOPs")** will be evaluated on a CASE-BY-CASE basis, generally voting **FOR nonleveraged ESOPs**, and in the case of leveraged ESOPs, giving consideration to the company's state of incorporation, existence of supermajority vote rules in the charter, number of shares authorized for the ESOP, and number of shares held by insiders. Geode may also examine where the ESOP shares are purchased and the dilution effect of the purchase. Geode will vote AGAINST a leveraged ESOP if all outstanding loans are due immediately upon a change in control.

XXII. **Vote AGAINST management** proposals on stock-based compensation plans or other **Compensation Plans** if the proposals are **Inconsistent with the Interests of Shareholders** of a company whose securities are held in client accounts, taking into account such factors as: (1) whether the company has an independent compensation committee; and (2) whether the compensation committee has authority to engage independent compensation consultants. In addition, Geode may vote AGAINST the election of incumbents or a management slate in the concurrent or next following vote on the election of directors based on such factors or if Geode believes a board has approved executive compensation arrangements inconsistent with the interests of shareholders of a company whose securities are held in client accounts.

XXIII. **ABSTAIN with respect to shareholder proposals addressing Social/Political Responsibility Issues**, which Geode believes generally address ordinary business matters that are primarily the responsibility of a company's management and board, except that Geode will vote on a CASE-BY-CASE basis where a proposal has substantial economic implications for the company's securities held in client accounts.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Intel Corporation (INTC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

The January 4, 2008 company no action request appears to be a deliberate misreading of the resolution which in fact states:

> RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

In other words the proposal asks that the board amend the bylaws and any other appropriate governing documents in order that there is no limit on the shareholder right to call a special meeting compared to, relative to or consistent with the limits allowed by the applicable Delaware law on shareholders calling a special meeting.

Since the proposal establishes as a floor the limits called for by Delaware law, the rule 14a-8 proposal does not restrict the company in its adherence to Delaware law.

Thus the text in the supporting statement about enabling shareholders to have some control over the timing and subject matter of a special meeting is again calling attention to this issue within the limits allowed by the applicable Delaware law on shareholders calling a special meeting.

Although the company argument is not clear it seems to claim that there is no explicit "default standard" or bold heading of "default standard" in Delaware law regarding shareholders calling special meetings and thus there is purportedly no way to determine what is allowed by Delaware law on shareholders calling special meetings. Apparently the company cannot accept the concept of an implicit default standard based on analyzing the text of a statute.

The company bolsters the text in the shareholder proposal regarding Fidelity and Vanguard, to supplement to its deliberate misreading above, and then complains to the staff about its own bolstered text. For instance the company has essentially rewritten a proposal sentence to state that Fidelity and Vanguard are among the mutual funds supporting "an unqualified right of shareholders" to call a special meeting and then the company attacks its own words. There is no text in the proposal about "an unqualified right of shareholders" in regard to special meetings and therefore the company argument is misplaced.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Douglas Stewart <doug.a.stewart@intel.com>
Senior Attorney

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Intel Corporation (INTC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

In further response to the January 4, 2008 company no action request, that claims the company, a Delaware company, is unable to adopt this resolution – this is a timely example of a Delaware company adopting the same resolution:

> Form 8-K for BORDERS GROUP INC
>
> 18-Jan-2008
>
> ITEM 5.03. AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGES IN FISCAL YEAR
> On and effective as of January 17, 2007, the Board of Directors adopted the Fourth Amendment to the restated By-Laws of the Company. The purpose of the Fourth Amendment was to provide that Special Meetings of Stockholders, for any purpose or purposes, may be called by the Chief Executive Officer or by the Board of Directors acting pursuant to a resolution adopted by a majority of the entire Board of Directors, and shall be called by the Secretary upon the request of the holders of at least twenty-five percent (25%) of the shares of the Corporation outstanding and entitled to vote at the meeting. A copy of the Fourth Amendment to the Restated By-Laws of the Company is attached hereto as Exhibit 3.7 and is incorporated herein by reference.

The January 4, 2008 company no action request appears to be an implicit admission that the best way to attack this resolution is to deliberately misread the resolution:

> RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

In other words the proposal asks that the board amend the bylaws and any other appropriate governing documents in order that there is no limit on the shareholder right to call a special meeting compared to, relative to or consistent with the applicable Delaware law on shareholders calling a special meeting.

The company provides no definition of the "compared to" phrase used in the resolution to support its conclusion of absolutely "no restriction."

Since the proposal establishes as a floor the limits called for by Delaware law, the rule 14a-8 proposal does not restrict the company in its adherence to Delaware law.

Thus the text in the supporting statement about enabling shareholders to have some control over the timing and subject matter of a special meeting is again calling attention to this issue within the limits allowed by the applicable Delaware law on shareholders calling a special meeting. Contrary to the company argument, there is no text in the proposal calling for absolute or unilateral shareholder control on the timing and subject matter of a special meeting.

Although the company argument is not clear it seems to claim that there is no explicit "default standard" or bold heading of "default standard" in Delaware law regarding shareholders calling special meetings and thus there is purportedly no way to determine what is allowed by Delaware law on shareholders calling special meetings. Apparently the company cannot accept the concept of an implicit default standard based on analyzing the text of a statute.

The company bolsters the text in the shareholder proposal regarding Fidelity and Vanguard, as a consistent supplement to its deliberate misreading of the resolution above, and then complains to the staff about its own bolstered text. For instance the company has essentially rewritten a proposal sentence to state that Fidelity and Vanguard are mutual funds supporting "an unqualified right of shareholders" to call a special meeting and then the company attacks its own words. There is no text in the proposal about "an unqualified right of shareholders" in regard to special meetings and therefore the company argument is misplaced.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Douglas Stewart <doug.a.stewart@intel.com>
Senior Attorney

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 4, 2008

The proposal asks the board to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Intel relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END